July 23, 2015

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CARBO Ceramics Inc.

Form 10-K for the Year Ended December 31, 2014

Filed February 26, 2015

Form 10-Q for the Period Ended March 31, 2015

Filed April 30, 2015

Definitive Proxy Statement on Schedule 14A

Filed April 1, 2015

Response Dated June 26, 2015

File No. 1-15903

Dear Mr. Cash:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to CARBO Ceramics Inc. (the “Company”) by letter dated July 9, 2015, which supplements the Company’s letter dated June 26, 2015 to the Commission in response to the Commission’s letter dated June 12, 2015, regarding the filings listed above. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

Form 10-K for the Year Ended December 31, 2014

Consolidated Financial Statements

Significant Accounting Policies, page F-9

1.	We note your response to comment four from our letter dated June 12, 2015. We also note that you have identified the second production line at the Millen, Georgia facility to be among your major capital spending projects; therefore, we believe you should disclose the carrying value of these temporarily suspended assets in your exchange act filings, including your next quarterly filing, and discuss when and under what conditions you expect to resume construction.

In our Form 10-Q for the period ended June 30, 2015, we will expand our disclosures to include the following. Construction of the second production line at the manufacturing facility in Millen,

Mr. John Cash

Securities and Exchange Commission

July 23, 2015

Georgia was temporarily suspended during early 2015 due to the market conditions described in the first paragraph of page 23 of the Form 10-K. As of June 30, 2015, the value of the temporarily suspended assets relating to the second production line at Millen totaled approximately 50% of the Company’s total construction in progress, and we estimate that the facility was approximately 90% complete as of such date. Subject to changes in these market conditions and a corresponding return in demand, we currently expect to complete construction of the second production line and commence production prior to the end of 2016.

The Company expects to file its Form 10-Q for the period ended June 30, 2015 no later than July 31, 2015.

Form 10-Q for the Period Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policies, page 12

2.	We note your response to comment 10 from our letter dated June 12, 2015. Please address the following:

•	You appear to differentiate between idled facilities and mothballed facilities. Tell us and disclose how you define each action, any difference in your accounting for each and action and the general time frames you expect each action to last;

•	Disclose that, upon mothballing your McIntyre, Georgia facility during the first quarter of 2015, you performed an interim impairment analysis and describe the results of that analysis; and

•	Revise your accounting policies to clarify that you continue to record depreciation expense on mothballed and/or idled long-lived assets.

The intended primary difference between idled facilities and mothballed facilities as used is the length of time the assets are expected to be offline. In our Form 10-Q for the period ended June 30, 2015, we will disclose that we performed the interim impairment analysis and describe the results of that analysis. Additionally, we will also disclose the following.

Idled facilities (sometimes referred to as “temporarily idled”) facilities are expected to remain offline for generally well less than one year. Conversely, mothballed facilities are expected to remain offline for longer than one year. The accounting treatment is the same for both idled and mothballed facilities, except that mothballed assets are evaluated for possible impairment while idled assets are not evaluated because such short-term production stoppages are not an indication of a possible impairment of a long-lived asset. We continue to depreciate both idled and mothballed facilities.

Mr. John Cash

Securities and Exchange Commission

July 23, 2015

We further note that production at the temporarily idled facilities in Toomsboro and Millen, Georgia resumed prior to June 30, 2015. The facility in Toomsboro, Georgia is the Company’s largest manufacturing facility. Currently, one of its four manufacturing lines is producing products and, as such, production levels are running at approximately 25% of the stated capacity of this facility. Production levels at the Millen, Georgia and Eufaula, Alabama facilities are currently running within the normal capacity ranges of those facilities.

Results of Operations, page 13

3.	We note your response to comment 12 from our letter dated June 12, 2015. In light of the significance of inventory to total assets, recent inventory valuation adjustments, and disclosures indicating that low oil prices are expected to continue for the foreseeable future and will likely negatively impact both pricing and demand for proppants, please revise your disclosures to address the following:

•	Clarify if the lower of cost or market inventory adjustment you recorded during the first quarter of 2015 pertained solely to ceramic proppant in China or if you also wrote down other inventory held elsewhere and explain why or why not other inventory held elsewhere was or was not impacted;

•	Quantify the amount of total ceramic proppant raw materials and finished goods as of the most recent balance sheet date;

•	Explain how you considered the need to evaluate all proppant related inventory for lower of cost or market adjustments as of March 31, 2015;

•	Disclose what you intend to do with the $7 million of inventory that remains in China considering your manufacturing facility in China was mothballed during the first quarter 2015; and

•	Refer to Item 305 of Regulation S-K and tell us how you considered the need to provide quantified information about market risks related to changes in the prices of oil and proppants.

Our responses are as follows:

•

We note herein that the $4.4 million of inventory adjustments consisted of $3.9 million of lower of cost or market adjustments inside China and a $0.5 million adjustment related to a particular product in North America that was unrelated to lower of cost or market issues. We previously combined these adjustments in our disclosure as separate presentation was not considered to be material. We will disclose the following in our Form 10-Q for the period ended June 30, 2015. During the three-month period ended March 31, 2015, the Company reviewed the carrying values of all inventories and concluded that certain inventories inside China had been impacted by changes in market conditions. Current market prices had fallen below carrying costs for certain inventories. Consequently, the Company recognized a $3.9 million loss in cost of sales to adjust finished goods and raw materials carrying values to the lower market prices on

Mr. John Cash

Securities and Exchange Commission

July 23, 2015

inventories located inside China. The adjustments were based on current market prices for these or similar products, as determined by actual sales, bids, and/or quotes from third parties. The Company again reviewed the carrying values of all inventories as of June 30, 2015, and concluded that no additional adjustments were warranted as of that time.

We note herein that due to the nature of ceramic products, our finished goods and raw material inventories have generally not been impacted by potential valuation issues such as obsolescence, spoilage, deterioration or lower of cost or market adjustments. While gross profit can be impacted by market pricing conditions, we have not historically experienced lower of cost or market pricing issues during previous downturns within the North American oil and gas market, our largest market and one that generates the substantial majority of our revenues. That remained true into early 2015 despite the severe downturn in the market. As we disclose above, the lower of cost or market adjustments in 2015 were related to inventories in China. Each quarter, we consider all of our inventories for possible valuation issues, of which the most significant factors we consider are market pricing, gross profit and demand for the products.

•	We note herein that ceramic proppant raw materials and finished goods represent approximately 93% of our consolidated raw materials and finished goods inventories, inclusive of long-term bauxite raw materials presented within ‘Intangible and other assets, net’ in the consolidated balance sheets. Sand, resin coated sand and our Falcon Technologies products account for the remainder of the inventories.

•	We note herein with regard to how we consider the need to evaluate all proppant related inventory for possible lower of cost or market adjustments, we refer to the above response regarding market pricing conditions. Our sand and resin coated sand proppant is produced and sold almost entirely in North America. As we previously disclosed, these products realize lower gross profit margins as compared to ceramic proppant. Each quarter, we consider these products for possible valuation issues similarly to how we consider our ceramic inventories.

•	We will disclose the following in our Form 10-Q for the period ended June 30, 2015. The Company is actively working to sell remaining inventories in China. While production activities ceased and production related employees have been terminated, we continue to retain sales, logistics, and administrative staff in China. As of June 30, 2015, the value of our inventories inside China totaled $5.1 million.

•

We note herein with regard to Item 305 of Regulation S-K, general instruction 1 to paragraphs 305(a) and 305(b) of Regulation S-K states that the disclosures called for by such paragraphs are intended to clarify the registrant’s exposure to market risks associated with activities in derivative financial instruments, other financial instruments and derivative commodity instruments. The Company respectfully suggests that its proppant inventories are not the type of financial instruments contemplated by paragraphs 305(a) and 305(b) of Regulation S-K, and thus the quantitative information described in paragraph 305(a) is not required for proppant inventories. Additionally,

Mr. John Cash

Securities and Exchange Commission

July 23, 2015

while market factors played a role in the inventory adjustment for the three months ended March 31, 2015, as discussed above that adjustment was attributable to specific market conditions in China and the Company has mothballed its China operations. As previously disclosed in response to Comment 7 in the Company’s letter to the Staff dated June 26, 2015, in future filings the Company will provide quantitative information concerning changes in rig count and oil prices for the periods presented if it believes such variations are material and provide reasonably informative information to investors.

Definitive Proxy Statement filed April 1, 2015

Board of Directors, Committees of the Board of Directors and Meeting Attendance, page 9

4.	We note your response to comment 14 of our letter dated June 12, 2015. The disclosure you refer to on page 10 of your proxy statement does not address the policies and procedures for review, approval, or ratification of transactions that would be required to be reported under Item 404(a) of Regulation S-K. Please ensure that you disclose this information in future filings.

In future filings, the Company will provide additional detail to address the policies and procedures for review, approval, or ratification of transactions that would be required to be reported under Item 404(a) of Regulation S-K.

* * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (281) 921-6400.

Sincerely,

/s/ Ernesto Bautista, III
Ernesto Bautista, III
Chief Financial Officer